June 5, 2006

Mr. James W. Knapp
Chief Financial Officer
Spartan Motors, Inc.
1165 Reynolds Road
Charlotte, MI 48813

RE: Spartan Motors, Inc.
File No. 000-13611
Form 10-K for the year ended December 31, 2005

Dear Mr. Knapp:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief